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              MUSE TECHNOLOGIES ENTERS INTO DEFINITIVE AGREEMENT TO
                        ACQUIRE ADVANCED VISUAL SYSTEMS

         (Albuquerque, NM, July 18, 2000 -- 6:30 a.m. EDT)

         MUSE Technologies, Inc. (Nasdaq: MUZE), developer of advanced perceptual computing and collaboration software, today announced that it has executed a definitive agreement to acquire Advanced Visual Systems, Inc. (AVS), an international leader in the field of data visualization. Under the terms of the agreement, MUSE will issue a maximum of 2.1 million shares of MUSE common stock (19% of outstanding shares) in exchange for all of the outstanding common and preferred shares of AVS and a maximum of 1.3 million shares subject to employee stock options. Additionally, MUSE will assume approximately $2 million of convertible debt of AVS from Kubota Corporation.

         The acquisition will be accomplished through the merger of AVS into a wholly owned subsidiary of MUSE and is expected to be accounted for as a pooling of interest transaction. The acquisition is subject to certain closing conditions and approval of the stockholders of AVS. AVS management and certain stockholders have agreed to vote their shares in favor of the transaction, which is expected to close in Fall 2000.

         Upon consummation of the acquisition, AVS will be renamed MUSE Advanced Visual Systems and MUSE plans to relocate its corporate headquarters to Boston and maintain sales, marketing and technical operations in Albuquerque, Washington D.C, London, Manchester (UK) Frankfurt, Milan, Paris and Denmark. Both companies also have sales employees who operate from a number of other global cities.

         According to Brian R. Clark, President of MUSE Technologies, "After several months of planning and negotiation, we are extremely pleased to announce the execution of a definitive agreement between MUSE and AVS. The Boards of Directors, Management, and Employees of both companies are extremely enthusiastic about forming one of the world's largest companies focused on data visualization and perceptual computing software and solutions."

         Russ Barbour, President and CEO of AVS, noted, "The synergies between MUSE and AVS are quite compelling and we believe will produce a company of tremendous potential. Management and staff from both companies have already developed a host of sales, marketing and product strategies that we plan to deploy as soon as possible."

         "The combined capabilities of MUSE and AVS will offer customers in every conceivable industry an unprecedented range of products, services and long-range visualization strategy", added John Hough, Managing Director of MUSE Technologies. "Together, the MUSE family companies possess nearly thirty years of corporate history and industry experience. Our plan is

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to translate that knowledge into significant global business opportunities and become the undisputed leader in 3D graphics technology."

         Upon completion of the AVS acquisition, the MUSE family of companies will include the Perceptual Computing group of MUSE Technologies, MUSE Advanced Visual Systems, MUSE Virtual Presence, MUSE SimTeam, MUSE Simulation Solutions, MUSEvrSource.com and MUSE Federal Systems Group. Together, these businesses are focused on providing a broad range of graphics software, hardware, systems integration and custom development solutions to corporate and government customers in an array of industries.

                                      (End)

Information contained in this press release includes statements that are forward-looking. Actual results could differ materially from those projected in the forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is described in MUSE Technologies' Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999 and the Company's March 31, 2000 10-QSB filing, both of which are on file with the Securities and Exchange Commission.